CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

IMRIS Inc.
100-1370 Sony Place	TF.	1.888.304.0114
Winnipeg, Manitoba	T.	204.480.7070
Canada R3T 1N5	F.	204.480.7071	www.imris.com

IMRIS INC.
Consolidated Balance Sheets
Expressed in US $000’s except share and per share data,
and except as otherwise indicated
(Unaudited)

	March 31, 2013	December 31, 2012

Assets
Current assets
Cash	$27,089	$19,060
Restricted cash	-	1,920
Accounts receivable (note 4)	3,662	11,130
Unbilled receivables	15,055	10,967
Inventory (note 5)	6,590	6,020
Prepaid expenses	8,830	6,878
	61,226	55,975

Property, plant, and equipment, net	9,379	7,261
Intangibles, net	9,722	10,008
Other assets	1,791	2,243
Goodwill	6,498	6,498

Total assets	$88,616	$81,985

Liabilities and Shareholders' equity

Current liabilities
Accounts payable and accrued liabilities (note 6)	$16,533	$21,216
Deferred revenue	10,545	10,182
	27,078	31,398

Long term liabilities
Long term portion of capital lease obligation	49	-
	49	-

Total liabilities	27,127	31,398

Shareholders' equity
Share capital
Common Shares, unlimited number of voting common shares authorized; 51,865,549 and 46,061,211 issued and outstanding at March 31, 2013 and December 31, 2012 respectively	166,451	147,819
Additional paid-in capital	5,258	4,861
Deficit	(110,118)	(101,740)
Accumulated other comprehensive loss	(102)	(353)
	61,489	50,587

Contingent liabilities (note 10)

Total liabilities and shareholders' equity	$88,616	$81,985

See accompanying notes

IMRIS INC.

Consolidated Statements of Comprehensive Loss

Expressed in US $000’s except share and per share data,

and except as otherwise indicated

(Unaudited)

	Three months ended
	March 31, 2013	March 31, 2012

Sales	$8,066	$3,493
Cost of sales	5,046	2,099
Gross profit	3,020	1,394

Operating expenses
Administrative	2,410	1,673
Sales and marketing	2,259	2,051
Customer support and operations	2,436	1,670
Research and development	2,739	3,576
Amortization	950	969
Total operating expenses	10,794	9,939

Operating loss before the following	(7,774)	(8,545)

Other income
Foreign exchange	(555)	196
Interest	(33)	17
Total other (loss) income	(588)	213

Net loss before taxes	(8,362)	(8,332)

Income taxes (note 8)	16	18

Net loss for the period	$(8,378)	$(8,350)

Other comprehensive income (loss)
Foreign currency translation adjustment	251	(66)

Other comprehensive income (loss)	$251	$(66)

Comprehensive loss for the period	$(8,127)	$(8,416)

Weighted average number of common shares outstanding	46,920,284	45,375,085

Basic and diluted loss per share (note 9)	$(0.18)	$(0.18)

See accompanying notes

IMRIS INC.

Consolidated Statements of Shareholders' Equity

Expressed in US $000’s except share and per share data,

and except as otherwise indicated

(Unaudited)

					Accumulated
			Additional		Other
	Common Shares		Paid-in		Comprehensive
	Shares	Amount	Capital	Deficit	Loss	Total

Balances at January 1, 2013	46,061,211	$147,819	$4,861	$(101,740)	$(353)	$50,587

Comprehensive loss				(8,378)	251	(8,127)

Issuance of stock on exercise of employee stock options	54,338	180				180

Stock based compensation expense for the period			452			452

Amount credited to share capital related to shares and options issued	5,750,000	18,452	(55)			18,397

Balances at March 31, 2013	51,865,549	$166,451	$5,258	$(110,118)	$(102)	$61,489

See accompanying notes

IMRIS INC.

Consolidated Statements of Cash Flows

Expressed in US $000’s except share and per share data,

and except as otherwise indicated

(Unaudited)

	Three months ended
	March 31, 2013	March 31, 2012

OPERATING ACTIVITIES
Net loss for the period	$(8,378)	$(8,350)
Adjustments to reconcile net income to net cash
provided by operating activities:
Amortization	950	969
Stock based compensation	452	354
Advance payment	29	57
Other	168	13
Changes in operating assets and liabilities:
Accounts receivable	7,468	4,729
Unbilled receivables	(4,088)	2,416
Inventory	(570)	(1,843)
Prepaid expenses	(1,648)	(562)
Accounts payable and accrued liabilities	(4,683)	(4,256)
Deferred revenue	363	1,298
	(9,937)	(5,175)

FINANCING ACTIVITIES
Proceeds from issuance of share capital	18,577	1,796
	18,577	1,796

INVESTING ACTIVITIES
Restricted cash	1,920	-
Acquisition of property, plant and equipment	(2,777)	(1,269)
Acquisition of intangibles	(11)	(12)
Acquisition of other assets	-	(677)
	(868)	(1,958)

Foreign exchange translation adjustment on cash	257	287

Increase (decrease) in cash	8,029	(5,050)

Cash, beginning of period	19,060	40,425

Cash, end of period	$27,089	$35,375

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$-	$-
Income taxes	$184	$127

See accompanying notes

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2013
(Unaudited)

1.	DESCRIPTION OF BUSINESS

IMRIS Inc. (“IMRIS” or the “Company”) designs, manufactures and markets the VISIUS Surgical TheatreTM, a multifunctional surgical environment that provides intraoperative vision to clinicians to assist in decision-making and enhance precision in treatment. Designed to meet each hospital’s specific clinical application needs, the VISIUS Surgical Theatre can incorporate MR imaging, CT imaging and x-ray angiography in a number of configurations to provide intraoperative images of diagnostic quality - without introducing additional patient transport risk and delivering real-time information to clinicians while preserving optimal surgical access and techniques. IMRIS sells the VISIUS Surgical Theatres globally to hospitals that deliver clinical services to patients in the neurosurgical, cerebrovascular and cardiovascular markets. We believe that the primary market for our current product portfolio is comprised of those hospitals having relatively large neurosurgical, cerebrovascular or cardiovascular practices. The Company was incorporated on May 18, 2005 under the Canada Business Corporations Act. The Company’s shares are traded on the Toronto Stock Exchange under the symbol “IM” and on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “IMRS”.

2.	BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements are prepared based on the accounting principles and practices used by the entity in preparing its annual statements and in accordance with United States generally accepted accounting principles (“US GAAP”) and the rules and regulations of the US Securities and Exchange Commission (“SEC”) for the preparation of interim financial statements. These unaudited interim consolidated financial statements do not include all the information and note disclosures required for compliance with US GAAP for annual financial statements. Accordingly, these statements should be read in conjunction with the December 31, 2012 audited consolidated financial statements and notes thereto, which have been prepared in accordance with US GAAP.

In the opinion of management all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. The preparation of these unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates and the results of operations for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2013.

Unless otherwise indicated, all dollar amounts are expressed in United States dollars (US dollars). The term dollars and the symbol $ refer to the US dollar.

3.	RECENTLY ADOPTED OR ISSUED ACCOUNTING PRONOUNCEMENTS

In October 2012, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2012-04, Technical Corrections and Improvements, which was meant to correct minor technical errors in the codification and to conform terminology and clarify certain guidance in various topics of the codification to fully reflect the fair value measurement and disclosure requirements of Topic 820. This guidance is effective for interim and annual periods beginning after December 15, 2012. This guidance did not have an impact on the results of operations or financial position of the Company.

On February 5, 2013, the FASB issued authoritative guidance (ASU 2013-02), which further revises the manner in which entities present comprehensive income in their financial statements. The new guidance requires entities to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in the net income if the amount being reclassified is required under US GAAP to be classified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, entities are required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This guidance is effective for interim and annual periods beginning after December 15, 2012. The guidance affects presentation only and did not have an impact on the results of operations or financial condition of the Company.

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2013
(Unaudited)

In March 2013, the FASB issued ASU No. 2013-05, “Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (“ASU 2013-05”). The purpose of ASU 2013-05 is to resolve the diversity in practice in relation to the treatment of the release of cumulative translation adjustments (“CTA”) upon sale (in full or part) of a foreign investment. It applies to the release of the CTA into net income when a parent either sells a part of all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. For public entities, the amendments are effective for fiscal years and interim reporting periods beginning after December 15, 2013. Early adoption by public entities is permitted. This guidance is not expected to have an impact on the results of operations or financial position of the Company.

4.	ACCOUNTS RECEIVABLE

	March 31, 2013	December 31, 2012

Accounts receivable, trade	$2,695	$10,308
Commodity taxes receivable	328	294
Refundable investment tax credit receivable	639	528
	$3,662	$11,130

5.	INVENTORY

	March 31, 2013	December 31, 2012

Materials	$5,192	$4,551
Customer support inventory	729	724
Work in progress	669	745
	$6,590	$6,020

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2013	December 31, 2012

Trade accounts payable	$8,437	$5,011
Accruals	4,717	12,112
Payroll related accruals	3,205	3,514
Warranty	163	338
Income taxes payable	7	190
Commodity taxes payable	4	51
	$16,533	$21,216

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2013
(Unaudited)

7.	STOCK-BASED COMPENSATION

The following table presents information on stock option activity for the period:

	Number of options	Weighted average exercise price (CDN$)	Average remaining contractual life in years	Aggregate intrinsic value
Balance as at January 1, 2013	4,312,165	$4.52
Granted	956,646	3.33
Exercised	(54,338)	2.27
Forfeited	(75,026)	4.12
Expired	(9,000)	2.25
Balance as at March 31, 2013	5,130,447	$4.33
Exercisable as at March 31, 2013	2,158,444	$4.97	2.2	$565,825
Vested and expected to vest as at March 31, 2013	4,347,702	$4.45	3.7	$986,327

The aggregate intrinsic value, in the table above, represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on March 31, 2013 and the exercise price for the in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on March 31, 2013. The total intrinsic value of the stock options exercised during the three months ended March 31, 2013, calculated using the average market price during the period, was $76 (three months ended March 31, 2012 - $257).

The following assumptions were used in the calculation of the fair value of options granted in the period using the Black-Scholes option-pricing model:

March 31, 2013

Weighted average grant date fair value of stock options granted during the period (CDN$)	$1.63
Risk-free interest rate	1.28%
Dividend yield	0%
Expected life of the options	4.25 years
Expected volatility of the underlying stock	61.61%

Expected volatilities are based on the historic volatility of the Company’s shares as this represents the most appropriate basis to determine the expected volatility in future periods.

The following table presents information on unvested stock options for the period:

	Number of options	Weighted average grant date fair value (CDN$)
Balance as at January 1, 2013	2,314,466	$2.17
Granted during the period	956,646	1.63
Vested during the period	(233,078)	2.02
Forfeited during the period	(66,031)	3.89
Balance as at March 31, 2013	2,972,003	$2.01

As of March 31, 2013, there was $4,091 of unrecognized stock-based compensation expense related to unvested stock options. This will be expensed over the vesting period, which on a weighted-average basis, results in a period of approximately 2.9 years. The total fair value of stock options vested during the three months ended March 31, 2013 was $464 (three months ended March 31, 2011 - $567).

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2013
(Unaudited)

8.	INCOME TAXES

For the three months ended March 31, 2013, the Company’s income tax expense was $16. For the three months ended March 31, 2012, the Company’s income tax expense was $18. The Company has not recorded a deferred tax asset as of March 31, 2013 or December 31, 2012 because a valuation allowance has been provided against the full amount of the deferred tax assets for both periods.

As of March 31, 2013 the Company has no unrecognized income tax benefits (December 31, 2012 – $Nil). As of March 31, 2013, the Company has not accrued any amounts for interest or penalties related to unrecognized income tax benefits (December 31, 2012 - $Nil).

The Company files tax returns in Australia, Belgium, Canada, India, Japan, Germany and the United States. The years 2007 to 2012 remain subject to examination by tax authorities.

9.	BASIC AND DILUTED LOSS PER SHARE

When the Company is in a loss position, there are no adjustments to the weighted number of shares outstanding for the purposes of calculating diluted loss per share because to do so would be anti-dilutive. As of March 31, 2013, 475,599 stock options (March 31, 2012 – 243,191) could potentially dilute basic EPS in the future. These options were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented.

10.	CONTINGENT LIABILITIES

The Company records a liability for future warranty costs to repair or replace its products. The warranty term is generally 12 months. The amount of the liability is determined based on management’s historical experience and the best estimate of probable claims under Company warranties. The Company regularly evaluates the appropriateness of the remaining accrual.

The following table details the changes in the warranty accrual for the period:

March 31, 2013

Balance at beginning of the period	$338
Accruals	-
Utilization	(175)
Balance at end of the period	$163

11.	SEGMENTED INFORMATION

The Company operates as one business segment. The Company develops, assembles and installs VISIUS Surgical Theatres that are used for a variety of medical applications, as well as providing ancillary products and services and extended maintenance services.

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2013
(Unaudited)

12.	FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Company adopted FASB standard ASC 820 which defines fair value, establishes a framework, prescribes methods for measuring fair value and outlines additional disclosure requirements on the use of fair value measurements. Fair value is defined as the exchange price that would be recovered for an asset or paid to transfer a liability (an exit price in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date). Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability utilizing a hierarchy of three different valuation techniques, based on the lowest level input that is significant to the fair value measurement in its entirety.

Financial instruments measured at fair value should be classified into one of three levels that distinguish fair value measurements by the significance of the inputs used for valuation.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1 quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data; and

Level 3 - Unobservable inputs that are supported by little or no market activity. Valuation techniques are primarily model-based.

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value measurement date in the table below. For cash, fair value approximates cost.

Financial assets and liabilities measured at fair value as of March 31, 2013 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash	$27,089	$-	$-
Restricted cash	-	-	-
	$27,089	$-	$-

Financial assets and liabilities measured at fair value as of December 31, 2012 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash	$19,060	$-	$-
Restricted cash	1,920	-	-
	$20,980	$-	$-

13.	GUARANTEES

The Company has entered into an agreement, which meets the definition of a guarantee. Under the terms of the agreement, the Company has agreed to be legally bound to pay the obligation. The Company’s maximum obligation under this agreement is $597 and the obligation expires once the Company satisfies the conditions of the original agreement. To offset the arrangement the Company entered into a reciprocal arrangement with a financial institution to cover half the amount of the obligation, should the need arise. The financial institution, involved in the reciprocal arrangement did not require any of the Company’s assets to be pledged as collateral. The Company has not recorded a liability related to the original arrangement.

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2013
(Unaudited)

The Company periodically enters into agreements that include limited intellectual property indemnifications that are customary in the industry. These guarantees generally require the Company to indemnify the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevent the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. The Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

14.	RESTRUCTURING COSTS

The Company is moving its operations to the US in order to be closer to its customers and access to critical suppliers and personnel. The Company expects to incur total costs of approximately $5.5 million related to this activity. These costs are broken down as approximately $1.4 million for one-time employee termination benefits, approximately $0.5 million for contract termination costs, and approximately $3.6 million for other associated costs such as moving expenses. Adjustments are primarily the reversal of prior period accruals for employee severance and retention. The accruals were determined no longer necessary because the employees voluntarily terminated their employment before the retention and severance date. The following is a roll-forward of the accrued liability related to restructuring costs for the period:

	One-time employee termination benefits	Contract termination costs	Other associated costs

Balance at January 1, 2013	$1,341	-	$72
Incurred	-	-	1,185
Paid	(67)	-	(624)
Adjustments	(125)	-	(333)
Balance at March 31, 2013	$1,149	-	$300

The following is a summary of net restructuring costs incurred during the three months ended March 31, 2013:

	One-time employee termination benefits	Contract termination costs	Other associated costs

Administrative	$(26)	-	$371
Sales and marketing	12	-	(11)
Customer support and operations	(26)	-	225
Research and development	(85)	-	267
Total	$(125)	$-	$852